Exhibit 99.2

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

For immediate release

7 November 2018

RANDGOLD RESOURCES LIMITED

CLARIFICATION STATEMENT

In the course of an interview with the Times yesterday, the CEO of Randgold Resources Limited ("Randgold"), Mark Bristow, was asked to comment on the possible strategic options available to Barrick Gold Corporation (“Barrick”) in relation to Acacia Mining plc (“Acacia”), which is majority owned by Barrick. In the context of the discussion, a quotation was subsequently attributed to Mr. Bristow in an article published today under the headline “Barrick ‘could buy out Acacia to end Tanzania dispute’” which stated:

“One of the options that Barrick has is to roll up Acacia into Barrick itself, in other words issue Barrick’s shares to the Acacia minorities, take it back within the company and consolidate it.”

Randgold, on behalf of Mr. Bristow, wishes to confirm that the views expressed by Mr. Bristow were his own and not those of Barrick and in no way were intended to reflect Barrick’s intentions. Randgold also wishes to confirm that Mr. Bristow has held no specific discussions with Barrick or Acacia with regards to the making of a possible offer for Acacia. The Panel Executive has confirmed that there are no Takeover Code implications for Barrick nor its concert parties as a result of this announcement.

Enquiries

Randgold

Chief Executive Mark Bristow	Financial Director Graham Shuttleworth	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Further information

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction.

Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

1

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

The defined terms used in this section "Dealing disclosure requirements" are defined in the Code which can be found on the Takeover Panel's website.

Publication on Website

A copy of this announcement will be made available (subject to certain restrictions relating to persons resident in Restricted Jurisdictions) on Randgold’s website at www.randgoldresources.com by no later than 12 noon (London time) on the business day following the date of this announcement in accordance with Rule 26.1(a) of the Code. The content of the websites referred to in this announcement are not incorporated into and do not form part of this announcement.

This announcement will also be available on SEDAR under Randgold’s profile at www.sedar.com and on EDGAR under Randgold’s profile at www.sec.gov.

Requesting hard copy documents

In accordance with Rule 30.3 of the Code, a person so entitled may request a hard copy of this announcement by contacting Computershare during business hours at 03707074040 (from within Jersey or the UK) or +44 3707074040 (from outside Jersey or the UK) or by submitting a request in writing to Computershare Investor Services PLC, Corporate Actions Team, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY. If you have received this announcement in electronic form, copies of this announcement and any document or information incorporated by reference into this document will not be provided unless such a request is made.

2